Exhibit (c)(8)

HOULIHAN LOKEY HOWARD & ZUKIN

As of September 27, 2007

Board of Directors
Special Committee of the Board of Directors
CKX, Inc.

Dear Members of the Board of Directors and
the Special Committee of the Board of Directors:

We understand that 19X, Inc. (the “Acquiror”), 19X Acquisition Corp., a wholly-owned subsidiary of the Acquiror (“Sub”), and CKX, Inc. (the “Company”), propose to enter into Amendment No. 2 to the Original Agreement (defined below) pursuant to which, among other things, Sub will be merged with and into the Company (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company will be converted into the right to receive, subject to certain exceptions, $13.75 minus the Reduction Amount (as defined below), in cash (the “Consideration”). “Reduction Amount” means the product of 0.075 and the average of the last reported sales price of common stock, par value $0.01 per share (“FXRE Common Stock”), of FX Real Estate and Entertainment Inc. (“FXRE”) for each day of the Measurement Period (as defined below); provided that (i) in no event shall the Reduction Amount be greater than $2.00; (ii) the Reduction Amount shall be zero if such FXRE shares are not trading on a national securities exchange during the entire Measurement Period; and (iii) if, prior to the consummation of the Transaction, FXRE completes the rights offering contemplated by the Membership Interest Purchase Agreement (as defined below) at a price of at least $10.00 per share of FXRE common stock pursuant to which FXRE receives gross proceeds of at least $90 million, the Reduction Amount shall be no less than $0.75 (assuming that holders of the Company Common Stock receive two shares of FXRE common stock for every 10 shares of Company Common Stock owned). “Measurement Period” means the 20 consecutive trading days to be established by the Special Committee; provided that such period (i) may not begin during the first 20 trading days of FXRE common stock, and (ii) must terminate at least 30 trading days prior to the consummation of the Transaction.

In addition, in connection with the Transaction, (i) on June 18, 2007 the Company declared a dividend (the “First Dividend”) of 25% of the issued and outstanding shares of FXRE Common Stock (the “First Dividend Shares”) and transferred such equity into trusts for the benefit of its stockholders, (ii) on September 27, 2007, the Company declared a dividend (the “Second Dividend”) of 23.5% of the issued and outstanding shares of FXRE Common Stock (the “Second Dividend Shares”), payable to holders of the Company Common Stock at a later date and has transferred all of such stock to the Trustee (as defined below) pursuant to the Third Trust Agreement (as defined below) and (iii) the Company intends to distribute (the “Third Dividend” and, together with the First Dividend and Second Dividend, the “Dividends”) the remaining 2% of the issued and outstanding shares of FXRE Common Stock that it owns to its stockholders, together with the First Dividend Shares and the Second Dividend Shares, pursuant to the registered distribution (the “Registered Distribution”) contemplated by the registration statement referred to in item 3(1) below. Although the payment of the Dividends is not conditioned upon consummation of the Transaction, the consideration payable pursuant to the Original Agreement has been amended, in part, in consideration for the Second Dividend and the Third Dividend. Accordingly, our analyses described herein with respect to the value of the Consideration includes our analysis of the value of the Second Dividend and the Third Dividend. Our analyses includes the value of the Second Dividend and the Third Dividend even though the record date for the Dividends will occur prior to the date of consummation of the Transaction and, therefore, it is possible that a holder of Company Common Stock entitled to the Consideration may not have received additional shares of FXRE Common Stock pursuant to the Second Dividend or the Third Dividend.

We understand that the Acquiror is owned by a significant stockholder and Chief Executive Officer of the Company, Robert Sillerman; and Simon Fuller, who is the Chief Executive Officer of the Company’s subsidiary, 19 Entertainment Limited, and a director and member of the Office of the Chair (together with Acquiror and their respective affiliates, and any other stockholder of the Company acting in a group in connection with the Transaction, collectively “Excluded Persons”).

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Excluded Persons) in the Transaction is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the Company’s annual report to shareholders on Form 10-K for the fiscal year ended December 31, 2006, and quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which the Company’s management has identified as being the most current financial statements available;

2. spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction, and spoken with representatives of the Company’s independent legal counsel regarding the Company, the Transaction, and related matters;

3. reviewed the following agreements and documents:

a. Agreement and Plan of Merger, dated as of June 1, 2007, as amended as of August 1, 2007 (as so amended, the “Original Agreement”), and as further amended by Amendment No. 2 to the Agreement and Plan of Merger, dated as of September 27, 2007 (“Amendment No. 2”, and, together with the Original Agreement, the “Merger Agreement”), by and among the Company, the Acquiror and Sub;

b. Management Cooperation Agreement, dated as of June 1, 2007, as amended by Amendment No. 1 dated as of July 18, 2007, and Amendment No. 2, dated as of September 27, 2007, by and among the Company and certain stockholders of the Company;

c. Membership Interest Purchase Agreement, dated as of June 1, 2007, and as amended by Amendment No. 1, dated as of June 18, 2007, and Amendment No. 2, dated as of September 27, 2007, (as so amended, the “Membership Interest Purchase Agreement”), by and among FX Luxury Realty, LLC (“FX Luxury”) the Company, Flag Luxury Properties, LLC and FXRE;

d. Third Amended and Restated Limited Liability Company Operating Agreement of FX Luxury, dated as of September 26, 2007;

e. Repurchase Agreement, dated as of June 1, 2007, and as amended pursuant to Amendment dated June 18, 2007, by and among FX Luxury, the Company, Flag Luxury Properties, LLC, Robert F.X. Sillerman, Brett Torino, and Paul C. Kavanos (collectively, the “Repurchase Agreement Parties”), and as amended pursuant to Amendment No. 2 dated September 27, 2007 (as so amended, the “Repurchase Agreement”), by and among the Repurchase Agreement Parties and FXRE;

f. License Agreement, dated as of June 1, 2007 (the “Presley License Agreement”), between Elvis Presley Enterprises, Inc. and FX Luxury;

g. License Agreement, dated as of June 1, 2007 (the “Ali License Agreement” and, together with the Presley License Agreement, the “License Agreements”), between Muhammad Ali Enterprises, LLC and FX Luxury;

h. Robert F.X. Sillerman Disclosure Letter (undated);

i. Stock Purchase Agreement, dated as of September 26, 2007 (the “Stock Purchase Agreement”), by and among FXRE, the Company and Flag Luxury Properties, LLC;

j. CKX FXLR Stockholder Distribution Trust III Agreement dated as of September 27, 2007 (the “Third Trust Agreement”), by and between the Company and Richard G. Cushing, as trustee (the “Trustee”);

k. Contribution and Exchange Agreement, dated as of September 26, 2007, by and among FXRE, the Company, Flag Luxury Properties, LLC, the Trustee and FX Luxury, and

l. Registration Statement on Form S-1 for common stock, par value $.01 per share, of FXRE, as filed with the Securities and Exchange Commission on August 24, 2007;

4. reviewed precedent licensing agreements for Elvis Presley properties owned by Elvis Presley Enterprises, Inc.;

5. reviewed financial forecasts and projections prepared by the management of the Company with respect to the Company for the fiscal years ending December 31, 2007 through 2012;

6. reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past three years and those of certain publicly traded companies which we deemed relevant;

7. reviewed certain other publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that we deemed relevant for companies in industries related to the Company; and

8. conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial forecasts and projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company is a party, other than the Transaction and the Flag Transaction (as defined below). We have relied upon and assumed, without independent verification, that the Company will be able to retain key employees. We also have relied upon, without independent verification, the assessment of the management of the Company of: (i) the Company’s subsidiaries’ intellectual property; and (ii) the validity of, and risks associated with, the Company’s subsidiary’s existing and future intellectual property.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties as set forth in the agreements identified in item 3 above and all other related documents and instruments that are referred to therein are true and correct, except where the failure of such representations to be true and correct would not constitute a breach of said agreements, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, except where such non-performance would not constitute a breach of said covenants and agreements, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any material amendments or modifications thereto or without any downward adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent or otherwise) of the Company or any other party. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject and, at your direction and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Special Committee of the Board of Directors or any other party with respect to alternatives to the Transaction. Notwithstanding the foregoing, we note that Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”), an affiliate of Houlihan Lokey, has agreed to provide assistance with the solicitation of Company Acquisition Proposals) (in accordance with, and as defined in, the Merger Agreement). This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

We are not expressing any opinion as to what the value of FXRE Common Stock actually will be when distributed to holders of Company Common Stock or the price or range of prices at which FXRE Common Stock may trade at any time; provided, however, we have assumed, based in part on the Membership Interest Purchase Agreement and the Backstop (as defined below) in the Repurchase Agreement, that the value of the shares of FXRE Common Stock included as the Dividend will in no event be less than $50 million. We have also assumed that the Third Dividend will be declared and distributed as contemplated herein and that FXRE Common Stock to be distributed to holders of Company Common Stock will be listed on The NASDAQ Global Market.

This Opinion is furnished for the use and benefit of the Board of Directors and the Special Committee of the Board of Directors in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder or any other person as to how such person should act or vote their shares with respect to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, the Company, any other party that may be involved in the Transaction and their respective affiliates.

We understand that the Company entered into a transaction pursuant to which (i) the Company purchased 50% of the membership interests in FX Luxury in consideration for $100 million in cash and FX Luxury entered into the Repurchase Agreement, pursuant to which, under certain circumstances, FXRE shall have the right to repurchase shares of FXRE Common Stock (the “Backstop”) from the Flag Parties (as defined therein), for $0.01 per share (collectively, the “Flag Investment”), (ii) the Company caused (a) its majority owned subsidiary, Elvis Presley Enterprises, Inc., to enter into the Presley License Agreement with FX Luxury and (b) its majority owned subsidiary, Muhammad Ali Enterprises LLC, to enter into the Ali License Agreement with FX Luxury, (iii) the membership interests in FX Luxury have been exchanged for shares of FXRE Common Stock (the “FX Luxury Reorganization”), (iv) the Company acquired an additional $1.5 million of the issued and outstanding shares of FXRE Common Stock pursuant to the Stock Purchase Agreement (together with the Flag Investment and the License Agreements, the “Flag Transaction”), and (v) the Company has distributed in trust for the benefit of the holders of Company Common Stock, 48.5% of the outstanding shares of FXRE Common Stock and intends to distribute the remaining 2% of the issued and outstanding shares of FXRE Common Stock, together with the First Dividend Shares and the Second Dividend Shares, pursuant to the Registered Distribution.

HLHZ has acted as financial advisor to the Company with respect to the Transaction (including assistance with the solicitation of Company Acquisition Proposals) and the Flag Transaction and will receive a fee for such services, a portion of which (triggered by the receipt by the Company of certain Company Acquisition Proposals in connection with the Transaction) is contingent upon the successful completion of the Transaction and certain other conditions. In addition, we will receive a non-contingent fee for rendering this Opinion. We have also been engaged by the Special Committee of the Board of Directors and the Company to render an opinion with respect to the Flag

Transaction, and we received a non-contingent fee for rendering such opinion. The Company has agreed to indemnify Houlihan Lokey and its affiliates for certain liabilities that may arise in connection with our engagement.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, its security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst such classes or groups of security holders), (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, or (viii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Excluded Persons) in the Transaction is fair to such holders from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN
FINANCIAL ADVISORS, INC.